FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 1, 2015 the Registrant published an immediate report in Hebrew on the MAGNA site of the Israel Securities Authority and the MAYA site of the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of September 30, 2015.

The summary translation of the updated Registry of Securities Holders of the Company as of September 30, 2015 is as follows:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0010961717	320,470,342
Series 8 Warrants (TASE listed)	IL0011302440	17,246,800
Series 9 Warrants (TASE listed)	IL0011359796	35,262,500
March 2013 Orbimed Warrants	IL0011279432	39,945,474
August 2014 Private Placement Warrants	IL0011333544	34,108,614
Series 6 Option Plan	IL0011178113	570,000
Series A Option Plan	IL0011248171	1,260,000
Series B Option Plan	IL0011261844	820,000
2013 Share Option and Incentive Plan (Series C)	IL0011301608	3,850,000
2013 Share Option and Incentive Plan (Series D)	IL0011330730	2,952,500

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (333-206803),  to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: October 1, 2015	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary